Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 26, 2009
Item 3	News Release The news release dated October 26, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that all assay results have been received from diamond drilling at the Snowfield Zone of its wholly-owned Snowfield Project.  The Snowfield Zone is located 65 kilometers north of the town of Stewart in British Columbia, Canada.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 26, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of October, 2009

October 26, 2009
News Release 09-32

FINAL SNOWFIELD ZONE DRILLING UPDATE

Vancouver, B.C. – Silver Standard Resources Inc. reports that all assay results have been received from diamond drilling at the Snowfield Zone of its wholly-owned Snowfield Project.  The Snowfield Zone is located 65 kilometers north of the town of Stewart in British Columbia, Canada.

The 2009 Snowfield Zone exploration program was very successful in defining a higher grade gold-copper core with silver and molybdenum credits, and proving continuity of grade in the northern half of the zone.  This year’s program, which included 23,778 meters in 42 holes, increased the drill density to 100-meter centers in the main body of inferred resources outlined in 2008 and extended the known mineralization to the northwest and southeast.

Of the final 14 Snowfield Zone holes reported here, most were collared in mineralization at surface. Significant results include:

•
MZ-72 intersected 607 meters averaging 0.84 grams of gold per tonne (1,991 feet averaging 0.024 ounces of gold per ton) and 0.19% copper and included 117 meters averaging 1.21 grams of gold per tonne (384 feet averaging 0.035 ounces of gold per ton) and 0.25% copper.

•
MZ-62 intersected 554 meters averaging 0.86 grams of gold per tonne (1,816 feet averaging 0.025 ounces of gold per ton) and 0.15% copper and included 210 meters averaging 0.97 grams of gold per tonne (689 feet averaging 0.028 ounces of gold per ton) and 0.16% copper.

The most recent mineral resource update for the Snowfield Zone (see news release dated February 3, 2009 and Silver Standard’s NI 43-101 Technical Report, dated effective January 31, 2009) reported measured and indicated resources totaling 4.4 million ounces of gold and inferred resources of 14.3 million ounces of gold based on a cut-off grade of 0.5 grams of gold-equivalent/tonne.

Selected Snowfield Zone Drill Results(1) – October 2009

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Copper (%)
MZ-61	1.5	562.5	561.0	0.67	0.14
Incl.	1.5	274.5	273.0	0.76	0.15
MZ-62	44.5	598.0	553.5	0.86	0.15
Incl.	100.5	310.5	210.0	0.97	0.16
MZ-63(2)	2.4	633.1	630.7	0.68	0.15
Incl.	66.8	225.5	158.7	0.88	0.15
MZ-64	5.1	484.5	479.4	0.66	0.07
Incl.	325.5	484.5	159.0	0.78	0.07
MZ-65	13.0	614.0	601.0	0.59	0.13
MZ-66	24.0	521.5	497.5	0.52	0.12
MZ-67(2)	1.0	642.2	641.2	0.79	0.17
Incl.	80.5	248.0	167.5	1.14	0.21
MZ-68	85.5	659.0	573.5	0.81	0.15
Incl.	246.0	379.5	133.5	1.16	0.19
MZ-69	168.0	342.5	174.5	0.86	0.17
Incl.	216.0	280.5	64.5	1.11	0.21
MZ-70	1.9	309.0	307.1	0.73	0.05
Incl.	7.5	93.0	85.5	0.96	0.05
MZ-71	160.5	509.0	348.5	0.81	0.13
Incl.	260.0	335.0	75.0	0.95	0.19
MZ-72	5.3	612.0	606.7	0.84	0.19
Incl.	139.5	256.5	117.0	1.21	0.25
MZ-73	258.0	301.5	43.5	0.59	0.04
	354.0	387.0	33.0	0.57	0.04
MZ-74	31.0	364.5	333.5	0.75	0.20
Incl.	50.5	129.5	79.0	0.98	0.17

(1) True thickness to be determined.  (2) Ended in mineralization. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield Project exploration program and has verified the data in the table above. The QA/QC program in place that monitors the chain-of-custody of samples includes the insertion of blanks, duplicates, and certified reference standards in each batch of samples. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

In the 2009 Snowfield Project field program, which included drilling in the Brucejack area, a total of 41,624 meters in 79 holes was completed. Work is underway to prepare an updated NI 43-101 mineral resource estimate for both the Snowfield Zone and the Brucejack area. These estimates are expected in Q4/09.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects.

The company’s focus is its wholly-owned Pirquitas silver-tin mine in Argentina that is ramping up to commercial production. Silver Standard also has two other development projects, San Luis in Peru and Pitarrilla in Mexico.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the preparation of mineral resource estimates, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, estimation of mineral reserves and resources and exploration results, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in countries where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource” ,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Source: Silver Standard Resources Inc.